SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Whiting Petroleum Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.25% Convertible Perpetual Preferred Stock
(Title of Class of Securities)
966387201
(CUSIP Number of Class of Securities)
James J. Volker
Chairman, President and Chief Executive Officer
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Benjamin F. Garmer, III, Esq. John K. Wilson, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400	David P. Oelman, Esq. Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$642,488,325	$45,809

*	Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $210.53, the average of the high and low price of Whiting Petroleum Corporation’s 6.25% Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”) on August 13, 2010, and (ii) 3,277,500, the number of shares of Preferred Stock Whiting Petroleum Corporation is offering to exchange, less (b) $47, 523,750, the maximum aggregate amount of cash to be paid by Whiting Petroleum Corporation pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Preferred Stock.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $45,809

Form or Registration No.: Form S-4

Filing Party: Whiting Petroleum Corporation

Date Filed: August 17, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by Whiting Petroleum Corporation, a Delaware corporation (“Whiting” or the “Company”), to exchange up to 3,277,500, or 95%, of the Company’s outstanding 6.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for the following consideration per share of Preferred Stock: (i) 2.3033 shares of the Company’s common stock and (ii) a cash payment of $14.50.
     The Exchange Offer shall commence on the filing date hereof and shall expire at 5:00 p.m., New York City time, on September 15, 2010, unless extended or earlier terminated by the Company. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.
     This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     The name of the subject company is Whiting Petroleum Corporation. The address of the Company’s principal executive offices is 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300. The Company’s telephone number is (303) 837-1661.
(b) Securities.
     The subject class of securities is the Company’s 6.25% Convertible Perpetual Preferred Stock. As of the date of this Schedule TO, 3,450,000 shares of Preferred Stock were outstanding.
(c)	Trading Market and Price.
     The information set forth in the Prospectus in the section entitled “The Exchange Offer—Market, Trading and Dividend Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
          Whiting Petroleum Corporation is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

     Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
James J. Volker	Chairman of the Board, President and Chief Executive Officer
Thomas L. Aller	Director
D. Sherwin Artus	Director
Thomas P. Briggs	Director
Philip E. Doty	Director
William N. Hahne	Director
Graydon D. Hubbard	Director
James T. Brown	Senior Vice President
Bruce R. DeBoer	Vice President, General Counsel and Corporate Secretary
Heather M. Duncan	Vice President, Human Resources
Jack R. Ekstrom	Vice President, Corporate and Government Relations
J. Douglas Lang	Vice President, Reservoir Engineering/Acquisitions
Rick A. Ross	Vice President, Operations
Dave M. Seery	Vice President, Land
Michael J. Stevens	Vice President and Chief Financial Officer
Mark R. Williams	Vice President, Exploration and Development
Brent P. Jensen	Controller and Treasurer
     The address and telephone number of each director and executive officer is: c/o Whiting Petroleum Corporation, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, and each person’s telephone number is (303) 837-1661.
Item 4. Terms of the Transaction.
(a) Material Terms.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Our Capital Stock,” Description of the Preferred Stock” and “Material United States Federal Income Tax Considerations,” as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.
(b) Purchases.
     The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Exchange Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Prospectus in the sections entitled “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Our Capital Stock” and “Description of the Preferred Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Prospectus in the section entitled “The Exchange Offer— Purpose of the Exchange Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
     Any shares of Preferred Stock acquired pursuant to the Exchange Offer will be cancelled.
(c) Plans.
     (1) None.
     (2) None.
     (3) The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.
     (4) None.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) None.
     (10) None.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Prospectus in the section entitled “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference. Whiting is funding the cash portion of the Exchange Offer consideration by using cash on hand and borrowings under its credit agreement to make these payments. The shares of common stock to be issued in the Exchange Offer are available from Whiting’s authorized but unissued shares of common stock.
(b) Conditions.
     Not applicable.
(d) Borrowed Funds.
     Any portion of the offer consideration that is borrowed will be borrowed under the Company’s credit agreement, which is among the Company, Whiting Oil and Gas Corporation (“Whiting Oil and Gas”), the Company’s subsidiary, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto. The credit agreement provides for a revolving credit facility in an amount up to a borrowing base. As of June 30, 2010 the borrowing base was $1.1 billion with $1,069.6 million of available borrowing capacity, which is net of $30.0 million in borrowings and $0.4 million in letters of credit outstanding. The credit agreement provides for interest only payments until April 2012, when the agreement expires and all outstanding borrowings are due.
     The borrowing base under the credit agreement is determined at the discretion of the lenders, based on the collateral value of the proved reserves that have been mortgaged to the lenders, and is subject to regular redeterminations on May 1 and November 1 of each year, as well as special redeterminations described in the credit agreement, in each case which may reduce the amount of the borrowing base. Whiting Oil and Gas may, throughout the term of the credit agreement, borrow, repay and reborrow up to the borrowing base in effect at any given time. A portion of the revolving credit agreement in an aggregate amount not to exceed $50.0 million may be used to issue letters of credit for the account of Whiting Oil and Gas or other designated subsidiaries of the Company.

     Interest accrues at the Company’s option at either (i) a base rate for a base rate loan plus the margin in the table below, where the base rate is defined as the greatest of the prime rate, the federal funds rate plus 0.50% or an adjusted LIBOR rate plus 1.00%, or (ii) an adjusted LIBOR rate for a Eurodollar loan plus the margin in the table below. The Company also incurs commitment fees of 0.50% on the unused portion of the lesser of the aggregate commitments of the lenders or the borrowing base, which are included as a component of interest expense. At June 30, 2010, the weighted average interest rate on the outstanding principal balance under the credit agreement was 2.4%.

	Applicable Margin	Applicable Margin
	for Base	for
Ratio of Outstanding Borrowings to Borrowing Base	Rate Loans	Eurodollar Loans
Less than 0.25 to 1.0	1.1250%	2.00%
Greater than or equal to 0.25 to 1.0 but less than 0.50 to 1.0	1.1375%	2.25%
Greater than or equal to 0.50 to 1.0 but less than 0.75 to 1.0	1.6250%	2.50%
Greater than or equal to 0.75 to 1.0 but less than 0.90 to 1.0	1.8750%	2.75%
Greater than or equal to 0.90 to 1.0	2.1250%	3.00%
     The credit agreement contains restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, sell assets, make loans to others, make investments, enter into mergers, enter into hedging contracts, incur liens and engage in certain other transactions without the prior consent of its lenders. In conjunction with the Exchange Offer, the credit agreement was amended to permit the Company to consummate the Exchange Offer. The credit agreement requires the Company, as of the last day of any quarter, (i) to not exceed a total debt to the last four quarters’ EBITDAX ratio (as defined in the credit agreement) of 4.5 to 1.0 for quarters ending prior to and on September 30, 2010, 4.25 to 1.0 for quarters ending December 31, 2010 to June 30, 2011 and 4.0 to 1.0 for quarters ending September 30, 2011 and thereafter, (ii) to have a consolidated current assets to consolidated current liabilities ratio (as defined in the credit agreement and which includes an add back of the available borrowing capacity under the credit agreement) of not less than 1.0 to 1.0, and (iii) to not exceed a senior secured debt to the last four quarters’ EBITDAX ratio (as defined in the credit agreement) of 2.5 to 1.0. Except for limited exceptions, which include the payment of the offer consideration in the Exchange Offer and dividends on the Preferred Stock, the credit agreement restricts its ability to make any dividends or distributions on its common stock or principal payments on its senior notes.
     The obligations of Whiting Oil and Gas under the credit agreement are secured by a first lien on substantially all of Whiting Oil and Gas’ properties included in the borrowing base for the credit agreement. Whiting Petroleum Corporation has guaranteed the obligations of Whiting Oil and Gas under the credit agreement and pledged the stock of Whiting Oil and Gas as security for its guarantee.
     As it relates to any portion of the offer consideration that is borrowed, the Company believes it will either be able to refinance such borrowings at the maturity of the credit agreement or repay such borrowings from cash flows from operating activities.
Item 8. Interest in the Securities of the Subject Company.
(a) Securities Ownership.
     The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company.
(b) Securities Transactions.
     Not applicable.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the Prospectus in the section entitled “Dealer Managers, Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the dealer managers, the information agent or the exchange agent is making any recommendation as to whether holders of Preferred Stock should tender their shares of Preferred Stock for exchange in the Exchange Offer.

Item 10. Financial Statements.
(a) Financial Information.
     The information set forth in the Prospectus in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 is incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.
     As of June 30, 2010, the Company’s book value per share was $41.46.
(b) Pro Forma Information.
     The information set forth in the Prospectus in section entitled “Capitalization” is incorporated herein by reference.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Prospectus in the section entitled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.
(b) Other Material Information.
     The information set forth in the Prospectus and the related letter of transmittal is incorporated herein by reference.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Prospectus, dated August 17, 2010 (incorporated by reference to Whiting Petroleum Corporation Registration Statement on Form S-4 filed on August 17, 2010 (the “Registration Statement”))

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of April 28, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated April 28, 2009 (File No. 001-31899)].

(b)(ii)	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 15, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated June 15, 2009 (File No. 001- 31899)].

Exhibit	Description
(b)(iii)	Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 9, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated August 9, 2010 (File No. 001- 31899)].

(b)(iv)	Third Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 17, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.4 to the Registration Statement].

(h)	Tax Opinion of Foley & Lardner LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
Item 13. Information Required by Schedule 13E-3.
     Not applicable.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITING PETROLEUM CORPORATION
Date: August 17, 2010	By:	/s/ James J. Volker
		Name:	James J. Volker
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Prospectus, dated August 17, 2010 (incorporated by reference to Whiting Petroleum Corporation Registration Statement on Form S-4 filed on August 17, 2010 (the “Registration Statement”))

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of April 28, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated April 28, 2009 (File No. 001-31899)].

(b)(ii)	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 15, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated June 15, 2009 (File No. 001- 31899)].

(b)(iii)	Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 9, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated August 9, 2010 (File No. 001- 31899)].

(b)(iv)	Third Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 17, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.4 to the Registration Statement].

(h)	Tax Opinion of Foley & Lardner LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).